Nephros, Inc.
3960 Broadway, 4th Floor
New York, New York 10032

October 9, 2008

Via Edgar and Federal Express

Jay Webb
Reviewing Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Nephros, Inc.
Form 10-KSB for the year ended December 31, 2007
Filed March 31, 2008
(File No. 001-32288)

Dear Mr. Webb:

Reference is made to the letter dated September 25, 2008 (the “Comment Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Annual Report on Form 10-KSB of Nephros Inc. (the “Company”) for the year ended December 31, 2007, filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2008 (“Form 10-KSB”). The Company has filed Amendment No. 1 (the “Amendment” and, together with the Form 10-KSB, the “Filings”) to the Form 10-KSB in response to the Comment Letter.

Pursuant to the Staff’s request in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NEPHROS, INC.

By:	/s/ Ernest A. Elgin, III
Ernest A. Elgin, III
President and Chief Executive Officer